September 18, 2013

Michelle Roberts

Senior Counsel

Office of Insured Investments

Division of Investment Management

United States Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: The Guardian Separate Account R

Response to Comments on Pre-Effective Amendment No. 1 on Form N-4 -

File Nos. 333-187762 & 811-21438

The Guardian Investor ProFreedom Variable Annuity (B Share)

The Guardian Investor ProStrategies Variable Annuity (I Share)

Dear Ms. Roberts:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on August 27, 2013. Page numbers referenced below reflect the page numbers in the prospectus for The Guardian Investor ProFreedom Variable Annuity (B Share) prospectus contained in Pre-Effective Amendment No. 1 filed on June 21, 2013.

1.    Include clear disclosure in the prospectus that instead of moving money from the basic contract into the DIA rider, a contract owner could withdraw money from the basic contract and rate shop for another appropriate vehicle.

Response: The 3rd full paragraph on page 53 of the prospectus under “DIA Transfers” will be amended to read as follows:

Each DIA transfer that you make will increase the amount of your DIA payment. The amount of the DIA payment will be based on the current DIA purchase rates offered by the Company. DIA purchase rates are based on various factors, including:

•	the age of the annuitant at the time the DIA transfer request is received at our Customer Service Office in good order;

•	the DIA commencement date;

•	the DIA payout option chosen;

•	for non-qualified contracts, the sex of the annuitant; and

•	the current interest rate environment.

The current DIA purchase rates offered by the Company may be higher or lower than DIA purchase rates available to contract owners who wish to withdraw the amount of the proposed DIA transfer and purchase a similar product offered by another company.

2.    What safeguards are in place so that contract owners know the DIA is NOT redeemable both prior to making a transfer and each time they make a transfer?

Response: We address this concern in multiple ways:

a.	The following language appears in bold at the end of the last paragraph of the “DIA Transfers” section on page 53 of the prospectus:

Once a DIA transfer has been made and the cancellation period has expired, the amounts transferred cannot be withdrawn from the DIA rider.

b.	Substantially similar language will appear on the confirmation statement the contract owner receives after making a DIA transfer.

c.	The following language will appear on the contract owner’s quarterly, anniversary and annual statements:

Amounts transferred to the DIA rider cannot be withdrawn from the DIA rider.

d.	The following language will appear on the DIA Transfer Request form. The owner is required to check the box or the request is considered “not in good order”:

☐ Yes, I/we understand that after the cancellation period amounts transferred to the DIA rider cannot be withdrawn or surrendered.

e.	Substantially similar disclosure will also be incorporated into sales and marketing materials.

3.    Add clarifying language that the amount of the payment purchased by a DIA transfer is dependent in part on current interest rates.

Response: See response to comment 1 above

4.    The Death of Owner or Annuitant section of DIA rider is still unclear. Please include examples.

Response: We are replacing the existing language appearing on page 56 with the following language that we believe is more concise and clear. We submit that the section, as now written, does not require examples for clarification; however, we remain open to including examples. The section has been rewritten as follows:

Effect of Death of Owner or Annuitant on DIA rider

Notwithstanding any provision of this rider to the contrary, no payment of benefits will be allowed that does not satisfy the requirements of section 72(s) of the Code, as amended from time to time, for non-qualified contracts or section 401(a)(9) of the Code, as amended from time to time, for qualified contracts.

Death before the DIA Commencement Date

If the contract owner (or annuitant, if the owner is a trust or other non-natural person) dies prior to the DIA commencement date, any amounts transferred to the DIA rider prior to the owner’s death will be added to the death benefit payable under the basic contract and the DIA rider will terminate. If the annuitant named under the DIA rider, who is not also the owner, dies prior to the DIA commencement date, no death benefit is payable under the basic contract, any amounts transferred to the DIA rider will be added to the accumulation value of the contract and the DIA rider will terminate.

Notwithstanding the above, if a death benefit is paid under this rider prior to the DIA commencement date and the accumulation value of the basic contract is zero, the death benefit will be paid to any beneficiaries in a lump sum.

Death after the DIA Commencement Date

If the annuitant dies on or after the DIA commencement date, DIA payments will stop unless such death occurs before the end of any guaranteed or refund certain period. In that case, DIA payments will continue as described in the applicable DIA payout option provision.

If an owner dies on or after the DIA commencement date, any remaining DIA payments will be distributed over a period of time not longer than the period of the applicable DIA payout option provision in effect on the date of death.

We believe that our responses have addressed your outstanding concerns. If you agree, we will prepare and file Pre-effective Amendment No. 2 which will incorporate all the revisions discussed in this and our previous correspondence.

Please contact the undersigned at (212) 598-7469 or Patrick Ivkovich at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Sheri L. Kocen

Sheri L. Kocen

Second Vice President and Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-7469

E-mail: sheri_kocen@glic.com